Banco Itau Holding Financeira S.A.

A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



                           Announcement to the Market


                       Trading of Own Shares for Treasury
                                Month: April 2005


1. On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itau Holding Financeira S.A. (Itau Holding) voluntarily disclosed its "Operating Rules for the Trading of Own shares for Treasury" ("Rules").

2. Item 2.1.3 of the "Rules" established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itau Holding, and minimum, average and maximum prices.

3. We inform the capital market entities the prices and the volume traded by Itau Holding for transactions in its own shares for treasury during the month of April 2005:

                               -------------------------------------------------
                                Trading Volume     Prices - R$ per Share
                               -------------------------------------------------
                                                 Minimum     Maximum    Average
--------------------------------------------------------------------------------
       Common Shares                1,987         390.00      400.00     395.50
--------------------------------------------------------------------------------
      Preferred Shares                0              -           -          -
--------------------------------------------------------------------------------

4. We would remind readers that historical data is available in the organization's Investor Relations site (www.itauri.com.br).

                            Sao Paulo-SP, May 5 2005.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer